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                      Law Office of William M. Curtis
                           25241 Buckskin Drive
                    Laguna Hills, California 92653-5736
                         Telephone  (714) 831-0400
                        FAX Number  (714) 831-4141

December 10, 1996


Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Vista Laser Centers of Michigan, Inc.
          Commission File No. 333-00448
          Registration Statement on From SB-2

Dear Sir or Madam:

     On behalf of Vista Laser Centers of Michigan, Inc. (the "Company") this will request that the Commission issue its order permitting the
Company to withdraw its pending Registration Statement on Form
SB-2,
Commission File number 333-00448. The Company wishes to withdraw this offering because the Company was unable to obtain preliminary approval for a listing of its securities on the Nasdaq SmallCap Market and current market conditions have made a public offering at this time inadvisable.

     The Company has not sold or offered to sell any of the securities sought to be registered in the Form SB-2 Registration Statement referenced herein.

          Very truly yours,

          Law Office of William M. Curtis

               /s/  William M. Curtis
          By:  ---------------------------
               William M. Curtis, for
               Vista Laser Centers of Michigan, Inc.

cc:  Ghassan Barazi
     Vista Laser Centers of Michigan, Inc.

     Garry S. O'Rafferty, Esq.
     Titus, Brueckner & Berry, P.C.